UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kronos Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50105F 10 5
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2013
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS NL Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,219,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,219,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,219,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 50105F 10 5

1	NAMES OF REPORTING PERSONS Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,346,984
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,209,312
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,209,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,209,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Serena Simmons Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  50105F 10 5

1	NAMES OF REPORTING PERSONS Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,571,716
	8	SHARED VOTING POWER 93,346,984
	9	SOLE DISPOSITIVE POWER 1,571,716
	10	SHARED DISPOSITIVE POWER 93,346,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,716
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

The Reporting Persons (as defined below) are filing this statement on Schedule 13D (this “Statement’) as a result of a change in control of Kronos Worldwide, Inc., a Delaware corporation (“Kronos Worldwide”), due to the death Harold C. Simmons on December 28, 2013.

Item 1.	Security and Issuer.

This statement relates to shares (the "Shares") of the common stock, par value $0.01 per share, of Kronos Worldwide.  The principal executive offices of Kronos Worldwide are located at Three Lincoln Centre, Suite 1700, 5430 LBJ Freeway, Dallas, Texas   75240-2694.

Item 2.	Identity and Background.

(a)           The following entities or persons are filing this Statement (collectively, the “Reporting Persons”):

•	by NL Industries, Inc. (“NL”) and Valhi, Inc. (“Valhi”) as direct holders of Shares;

•
by virtue of the direct and indirect ownership of securities of Valhi, by Valhi Holding Company, (“VHC”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Contran Corporation (“Contran”), and the Harold Simmons Foundation, Inc. (the “Foundation”);

•
Lisa K. Simmons by virtue of her being a co-trustee of the Family Trusts (as defined and described below), her position as a member of the Contran board of directors (the “Board”), a member, director and president of the Foundation and a party to the Voting Agreement (as defined and described below in this Statement);

•
Serena Simmons Connelly by virtue of being co-trustee of the Family Trusts, her position as a member of the Board, a member, director and executive vice president of the Foundation and a party to the Voting Agreement (as defined and described below in this Statement); and

•
Annette C. Simmons by virtue of her position as a member of the Board, her direct and indirect ownership of Shares and a party to the Voting Agreement (as defined and described below in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, her or his behalf.

The following is a description of the relationships among the Reporting Persons.

Lisa K. Simmons and Serena Simmons Connelly are daughters of Harold C. Simmons.  Annette C. Simmons is the widow of Harold C. Simmons and serves as independent executor of his estate, has the power to vote and direct the disposition of the shares held by the estate and is the designated legatee of such shares.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of Lisa K. Simmons and Serena Simmons Connelly, daughters of Harold C. Simmons, and their children (the “Family Trusts”), for which Ms. Lisa Simmons and Ms. Connelly are co-trustees, or is held directly by Ms. Lisa Simmons and Ms. Connelly or persons or entities related to them, including their step-mother Annette C. Simmons, the widow of Harold C. Simmons.  Ms. Annette C. Simmons, Ms. Lisa Simmons and Ms. Connelly also serve as members of the Board.  Prior to his death on December 28, 2013, Mr. Simmons served as sole trustee of the Trusts.  As co-trustees of each of the Trusts, Ms. Lisa Simmons and Ms. Connelly have the shared power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts, and Ms. Lisa Simmons and Ms. Connelly each have the power to vote and direct the disposition of shares of Contran stock they hold directly or which is held by other entities related to them.

Under a voting agreement (the “Voting Agreement”) entered into effective February 3, 2014 by the voting stockholders of Contran, the size of the Board was initially fixed at five (5) members; Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons (and, in the event of their death, their heirs) each have the right to designate one of the five members of the Board; and the remaining two members of the Board must consist of Contran management.  The Voting Agreement terminates in February 2017 (unless Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons otherwise mutually agree), and the ability of Ms. Lisa Simmons, Ms. Connelly, and Ms. Annette Simmons to each designate one member of the Board is dependent upon each of their continued beneficial ownership of at least 5% of the combined voting stock of Contran.  In accordance with such Voting Agreement, each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons have been designated as members of the Board as of February 3, 2014, along with two members of Contran management.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Lisa K. Simmons and Serena Simmons Connelly are the sole members of the Foundation, serve as two of the three the directors on the Foundation’s board of directors and are the president and executive vice president, respectively of the Foundation.  They may be deemed to control the Foundation but disclaim all Shares they do not hold directly.

The Grandchildren's Trust is a trust of which Annette C. Simmons is the sole trustee and the beneficiaries are her grandchildren.  Annette C. Simmons, as trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds.  She disclaims beneficial ownership of any shares that this trust holds.

A trust for which Ms. Annette Simmons is one of the co-trustees is the holder of 100% of the outstanding shares of non-voting preferred stock issued by VHC.

Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.  Dixie Rice is the direct holder of 100% of the outstanding common stock of VHC and may be deemed to control VHC.

Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons are related to the following persons or entities that directly hold the following percentages of the 115,864,598 outstanding Shares as of the close of business on February 3, 2014 based on information from Kronos Worldwide (the “Outstanding Shares”):

Valhi	50.0%
NL	30.4%
Annette C. Simmons	0.7%
Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and the designated legatee of his Shares	0.7%
Contran	0.1%

Together, Valhi, NL and Contran may be deemed to control Kronos Worldwide.

Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons are related to the following persons or entities that directly hold the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and the designated legatee of his shares of NL common stock	2.2%
Annette C. Simmons	0.9%
Kronos Worldwide	Less than 0.1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons are related to the following persons or entities that directly hold the following percentages of the outstanding shares of Valhi common stock:

VHC	93.8%
Foundation	0.7%
Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and the designated legatee of his Shares	0.6%
Annette C. Simmons	0.2%
The Annette C. Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”)	Less than 0.1%

VHC may be deemed to control Valhi.  Contran may be deemed to control VHC, by virtue of its ownership of Dixie Rice shares.

By virtue of the stock ownership of each of Kronos Worldwide, NL, Valhi, VHC, Dixie Rice and Contran, the role of Ms. Lisa Simmons and Ms. Connelly as co-trustees of the Trusts, Ms. Lisa Simmons and Ms. Connelly being beneficiaries of the Trusts, the direct holdings of Contran voting stock by each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons and entities related to them, the position as a member of the Board by each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons, the position as a member of the board of the Foundation by each of Ms. Lisa Simmons  and Ms. Connelly, and the rights of each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons under the Voting Agreement, in each case as described above, (a) Ms. Lisa Simmons and Ms. Connelly may be deemed to control each of the Trusts and the Foundation, (b) Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons may be deemed to control each of Contran, Dixie Rice, VHC, Valhi, NL,  Kronos Worldwide and CompX International Inc., a subsidiary of NL (“CompX”) and (c) Ms. Lisa Simmons, Ms. Connelly, Ms. Annette Simmons, Contran, the Foundation, Dixie Rice, VHC, Valhi, NL and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Shares.  However, Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership in shares of such entities.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide own 14,372,970 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock and 50.05% of the Outstanding Shares.  As a result of Valhi’s direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL and Kronos Worldwide hold are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Lisa K. Simmons and Serena Simmons Connelly in Contran and the Foundation, is set forth on Schedule B attached hereto and incorporated herein by reference.

(b)           The principal offices of NL, Valhi, VHC and Contran and the Foundation are located at, and the business address of Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.  The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542.  The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c)           Kronos Worldwide is principally engaged in the international production of titanium dioxide products.

In addition to the manufacturing of security products and recreational marine components engaged in through CompX, and the holding of the securities described above as directly held by NL, NL is principally engaged through another subsidiary in reinsurance brokerage and risk management.

In addition to the activities engaged in through Kronos Worldwide and NL, Valhi is engaged through certain of its subsidiaries in real estate development and the waste management industry.

In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, VHC is principally engaged in holding the securities described above as directly held by VHC.

In addition to activities engaged in through VHC, Dixie Rice is principally engaged in land management, agriculture and oil and gas activities

In addition to the activities engaged in through Dixie Rice, VHC and Valhi, Contran is principally engaged through a subsidiary in the production of steel rod, wire and wire products.

The Foundation is a tax-exempt foundation organized for charitable purposes.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Valhi, VHC and Contran are Delaware corporations.  NL is a New Jersey corporation.  The Foundation is a Texas non-profit corporation.  Dixie Rice is a Louisiana corporation.  Except as noted in Schedule B, Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by Contran to purchase the Shares reported in Item 5(c) was $222,543.00 (including commissions).  Contran used its available funds to purchase such Shares.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire the Shares set forth on Schedule C to this Statement were from such person’s personal funds.

Item 4.	Purpose of Transaction.

Depending upon their evaluation of Kronos Worldwide’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons may be deemed to control Kronos Worldwide.

On the day of each annual stockholder meeting of Kronos Worldwide, each of its directors elected on that date receives a grant of Shares pursuant to a formula based on the closing price of a Share on the date of the meeting.  Accordingly, one person named in Schedule B to this Statement, namely, Steven L. Watson, is entitled to receive such grants if and when he is re-elected at an annual meeting.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

Valhi.	57,990,042
NL	35,219,270
Annette C. Simmons	787,876
Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and the designated legatee of his Shares	783,840
Contran	137,672
Total	94,918,700

By virtue of the relationships described under Item 2 of this Statement:

(1)           NL may be deemed to be the beneficial owner of the 35,219,270 Shares (approximately 30.4% of the Outstanding Shares) that NL holds directly;

(2)           Valhi, VHC, Dixie Rice and the Foundation may each be deemed to be the beneficial owner of the 93,209,312 Shares (approximately 80.4% of the Outstanding Shares) that the NL and Valhi hold directly;

(3)            Contran, Lisa K. Simmons and Serena Simmons Connelly may each be deemed to be the beneficial owner of the 93,346,984 Shares (approximately 80.6% of the Outstanding Shares) that Valhi, NL and the Contran hold directly;

(4)           Annette C. Simmons may be deemed to be the beneficial owner of the 94,918,710 Shares (approximately 81.9% of the Outstanding Shares) that she, the estate of Harold C Simmons, Contran, Valhi and NL hold directly.

Except for the 1,571,716 Shares she and the estate of Harold C. Simmons hold directly, Annette C. Simmons disclaims beneficial ownership of all Shares.  Lisa K. Simmons and Serena Simmons Connelly each disclaim beneficial ownership of all Shares.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

(b)           By virtue of the relationships described in Item 2 of this Statement:

(1)           NL may be deemed to share the power to vote and direct the disposition of the 35,219,270 Shares (approximately 30.4% of the Outstanding Shares) that NL holds directly;

(2)           Valhi, VHC, Dixie Rice and the Foundation may each be deemed to share the power to vote and direct the disposition of the 93,209,312 Shares (approximately 80.4% of the Outstanding Shares) that the NL and Valhi hold directly;

(3)           Contran, Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons may each be deemed to share the power to vote and direct the disposition of the 93,346,984 Shares (approximately 80.6% of the Outstanding Shares) NL, Valhi and Contran hold directly;

(4)           Annette C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 1,571,716 Shares (approximately 1.4% of the Outstanding Shares) that she and the estate of Harold C. Simmons hold directly.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)           The information below sets forth transactions in the Shares by the Reporting Persons since October 29, 2013, which is 60 days prior to December 28, 2013, which is the event date that requires the filing of this Statement.

(1)           Contran executed the following purchases of Shares in the open market.

Date	Number of Shares Purchased	Approximate Price Per Share ($) (exclusive of commissions)

12/11/13	1,000	$14.7300
12/11/13	1,701	$14.7471
12/11/13	800	$14.7800
12/11/13	1,000	$14.7890
12/11/13	2,000	$14.7899
12/11/13	4,500	$14.7900
12/11/13	700	$14.7928
12/11/13	299	$14.7999
12/11/13	1,000	$14.8100
12/11/13	2,000	$14.8200

(2)

(a)           On the death of Harold C. Simmons on December 28, 2013, Lisa K. Simmons and Serena Simmons Connelly became co-trustees of the Trusts;

(b)           On February 3, 2014, Annette C. Simmons became the independent executor of the Harold C. Simmons estate and is the legatee of his Shares that he held directly; and

(c)           On February 3, 2014, Annette C. Simmons, Lisa K. Simmons and Serena Simmons Connelly became parties to the Voting Agreement.

(d)           Valhi, NL, Annette C. Simmons, the estate of Harold C. Simmons (of which Annette C. Simmons is the independent executor and the legatee of his Shares), and Contran each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of February 3, 2014, Valhi has pledged 12.0 million Shares under a pledge and security agreement with PlainsCapital Bank in order to secure Contran’s obligations under a credit agreement with PlainsCapital Bank.  In return for such pledge, Contran pays VHC a collateral pledge fee.

As of February 3, 2014, Valhi has pledged 9.9 million Shares (which number of Shares pledged varies based on the closing price of the Shares) for the benefit of the state of Texas related to specified decommissioning obligations associated with the low-level radioactive disposal facilities of Waste Control Specialists LLC, a subsidiary of Valhi (“WCS”).  These Shares would only be liquidated upon a closure of the facilities and WCS’ failure to perform the required decommissioning activities.  Such Shares would be released in November 2016 upon WCS’ payment a specified amount into a collateral trust.

As of February 3, 2014, in order to secure NL’s obligation under a litigation settlement agreement, NL has pledged 250,000 Shares.

The estate of Harold C. Simmons holds 755,021 Shares in a margin account with a broker.

The information included in Items 2, 4 and 5 of this Statement is hereby incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of Kronos Worldwide, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 3, 2014

/s/ Annette C. Simmons
Annette C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 3, 2014

/s/ Lisa K. Simmons
Lisa K. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 3, 2014

/s/ Serena Simmons Connelly
Serena Simmons Connelly, Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 3, 2014

                           /s/ Steven L. Watson
                            Steven L. Watson, Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

ANNETTE C. SIMMONS, in her individual capacity and as independent executor of the ESTATE OF HAROLD C. SIMMONS and a party to the Voting Agreement.

LISA K. SIMMONS, as CO-TRUSTEE of the Trusts, president of the HAROLD SIMMONS FOUNDATION, INC. and a party to the Voting Agreement

SERENA SIMMONS CONNELLY, as CO-TRUSTEE of the Trusts, as executive vice president of the HAROLD SIMMONS FOUNDATION, INC. and a party to the Voting Agreement.

STEVEN L. WATSON, as vice chairman of the board, president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
NL INDUSTRIES, INC.
VALHI HOLDING COMPANY
VALHI, INC.

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), the Harold Simmons Foundation, Inc. (the “Foundation”), NL Industries, Inc. (“NL”), Valhi Holding Company (“VHC”) and Valhi, Inc. (“Valhi”) and their present principal occupations are set forth below.  This list also includes Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and a party to the Voting Agreement.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Thomas E. Barry (1)	Vice president for executive affairs at Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University; and a director of Valhi.

Serena S. Connelly	Director of Contran, executive vice president and director of the Foundation and a party to the Voting Agreement.

Norman S. Edelcup (2)	Mayor of Sunny Isles Beach, Florida; director of CompX International Inc., a subsidiary of NL (“CompX”), and Valhi; and trustee of the Baron Funds, a mutual fund group.

L. Andrew Fleck	Vice president and director of Dixie Rice; and vice president-real estate of Contran.

Robert D. Graham	Executive vice president of Kronos Worldwide; president of NL, and vice president of Contran, Dixie Rice, Valhi and VHC.

Tim C. Hafer	Vice president and controller of Kronos Worldwide and NL.

William J. Lindquist	Director and senior vice president of Contran and VHC; senior vice president of Dixie Rice and Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of Kronos Worldwide, CompX, Dixie Rice, NL, Valhi and VHC; secretary of Contran; and vice president, general counsel and a director of the Foundation.

Kelly D. Luttmer	Vice president and global tax director of, Kronos Worldwide, NL, CompX, Contran, Dixie Rice, VHC and Valhi.

W. Hayden McIlroy (3)	Private investor primarily in real estate; and a director of Valhi.

Cecil H. Moore, Jr. (4)	Director of Kronos Worldwide and NL; and a private investor.

Andrew B. Nace	Vice president of Kronos Worldwide, NL and CompX; and vice president and general counsel of Contran and Valhi.

Bobby D. O’Brien
President of Kronos Worldwide; executive vice president of NL; executive vice president and director of CompX; executive vice president and chief financial officer of Valhi; director, vice president and chief financial officer of Dixie Rice and VHC; and director, executive vice president and chief financial officer of Contran.

Courtney J. Riley	Vice president, environmental affairs of Kronos Worldwide and NL.

Annette C. Simmons	Independent executor of the estate of Harold C. Simmons, director of Contran and a party to the Voting Agreement.

Lisa K. Simmons	Director of Contran, director and president of the Foundation and a party to the Voting Agreement.

Thomas P. Stafford (5)	Director of Kronos Worldwide and NL; chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of Kronos Worldwide, NL, CompX, Contran, Dixie Rice, the Foundation, Valhi and VHC.

Gregory M. Swalwell	Executive vice president and chief financial officer of Kronos Worldwide and NL; executive vice president of CompX; and vice president and controller of Contran, Dixie Rice, Valhi and VHC.

Steven L. Watson
Vice chairman of the board and chief executive officer of Kronos Worldwide and NL; chairman of the board of CompX; director, president and chief executive officer of Valhi; chairman of the board and president of Dixie Rice; vice chairman of the board; and president of Contran and VHC

Terry N. Worrell (6)	Director of the NL; and a private investor with Worrell Investments, Inc., a real estate investment company.

(1)	The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(4)	The principal business address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75225.

(5)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(6)	The address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held

Thomas E. Barry	-0-

Serena S. Connelly	-0-	(1)

Norman S. Edelcup	-0-

L. Andrew Fleck	3,655	(2)

Robert D. Graham	-0-

Tim C. Hafer	-0-

William J. Lindquist	-0-

A. Andrew R. Louis	-0-

Kelly D. Luttmer	-0-

W. Hayden McIlroy	-0-

Cecil H. Moore, Jr.	12,524

Andrew B. Nace	464

Bobby D. O’Brien	-0-

Courtney J. Riley	-0-

Annette C. Simmons	1,571,716	(3)

Lisa K. Simmons	-0-	(4)

Thomas P. Stafford	1,000

John A. St. Wrba	-0-

Gregory M. Swalwell	-0-

Steven L. Watson	139,402

Terry N. Worrell	17,500

(1)
Does not include other Shares of which Ms. Connelly may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Connelly disclaims beneficial ownership of all Shares.

(2)	Includes 1,850 directly held by his children.

(3)
Includes 783,840 Shares held directly by the estate of Harold C. Simmons of which Annette C. Simmons is the independent executor and the designated legatee of these Shares.  Does not include other Shares of which Ms. Annette Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 1,571,716 Shares she and the estate of Harold C. Simmons hold directly, Annette C. Simmons disclaims beneficial ownership of all Shares.

(4)
Does not include Shares of which Ms. Lisa Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Simmons disclaims beneficial ownership of all Shares.